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                                                    DEXTER

                                                    Dexter Corporation
                                                    One Elm Street
                                                    Windsor Locks, CT 06096-2334
                                                    T:860.292.7675
                                                    F:860.292.7627



Contact:

Investors                                     Media

Kathleen Burdett                              Michael Freitag
John D. Thompson                              Mark Semer
Dexter Corporation                            Kekst and Company
(860) 292-7675                                (212) 521-4800
         or
Mark Harnett
MacKenzie Partners, Inc.
(212) 929-5877

For Immediate Release

DEXTER COMPLETES TENDER OFFER FOR LIFE TECHNOLOGIES; INCREASES
OWNERSHIP TO 71%

WINDSOR LOCKS, CONNECTICUT, December 23, 1998 -- Dexter Corporation (NYSE:DEX) and Dexter Acquisition Delaware, Inc., a wholly-owned subsidiary of Dexter, announced today that they have completed their tender offer to acquire any and all of the shares of Life Technologies, Inc. (NASDAQ:LTEK) that Dexter did not already own for $39.125 per share in cash, net to the seller without interest thereon. The tender offer expired at 12:00 midnight, New York City time, on December 22, 1998.

Dexter reported that, based on information provided by the depositary for the offer, approximately 5.5 million shares of Life Technologies, Inc. common stock had been tendered and not withdrawn as of the expiration of the offer. Such shares represent approximately 22% of all of the issued and outstanding Life Technologies, Inc. shares. As a result of the acquisition of such shares in the tender offer, Dexter will own an aggregate of approximately 17.8 million shares representing approximately 71% of the total number of issued and outstanding shares of Life Technologies, Inc. Dexter intends to pay promptly for the shares of Life Technologies, Inc. tendered and accepted for payment pursuant to the tender offer.

K. Grahame Walker, Chairman and Chief Executive Officer of Dexter
Corporation, said: "While we would prefer to own 100% of Life Technologies, we are pleased with our increased ownership as a result of the tender offer which we believe will enhance our ability to achieve our long-term growth objectives."


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Dexter Corporation is a global specialty materials supplier with three operating segments: specialty polymers, nonwovens, and a majority ownership in Life Technologies. The company supplies specialty materials to the aerospace, electronics, food packaging and medical markets.

                      SPECIAL MATERIALS FOR SPECIAL EFFECTS
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